NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares (each representing 45 Class A Ordinary shares) ('the ADSs') of IFM Investments Limited (the 'Company') from listing and registration on the Exchange at the opening of business on February 17, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Company fell below the continued listing standard requiring a listed company to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15 million. In addition, the Company previously fell below the NYSE’s continued listing standard in Section 802.01 of the Listed Company Manual ('LCM') as its average global market capitalization over a consecutive 30 trading day period was less than $50 million and its stockholders’ equity was less that $50 million. 1. Section 802.01B of the LCM states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15 million regardless of the original standard under which the issuer listed. 2. The Exchange, on January 2, 2015, determined that the ADSs should be suspended immediately from trading on January 2, 2015, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified by letter on January 2, 2015. 3. Pursuant to the above authorization, a press release was issued on January 2, 2015, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on January 2, 2015 and other dates of the proposed suspension of trading in the ADSs. Similar information was included on the Exchange's website. Trading in the ADSs was suspended immediately on January 2, 2015. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation, the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.